UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                   INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                   -----------------------------------------
                    (F/K/A INTEGRA LIFESCIENCES CORPORATION)
                     --------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                    457985208
                                    ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 16, 2002
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 13 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13D

CUSIP No. 457985208                                           Page 2 of 13 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.     [ ]
                                                b.     [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization
                  Cayman Islands

                            7             Sole Voting Power
                                               2,630,625
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     2,630,625
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                            2,630,625

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                            10.01%

14       Type of Reporting Person (See Instructions)
                  OO; IV

                                  SCHEDULE 13D

CUSIP No. 457985208                                           Page 3 of 13 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.     [ ]
                                                b.     [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization
                 Delaware

                            7             Sole Voting Power
                                                 2,630,625
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       2,630,625
    With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                            2,630,625

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                            10.01%

14       Type of Reporting Person (See Instructions)
                  PN; IA

                                  SCHEDULE 13D

CUSIP No. 457985208                                           Page 4 of 13 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.     [ ]
                                                b.     [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization
                 Delaware

                            7             Sole Voting Power
                                                 2,630,625
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       2,630,625
    With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                            2,630,625

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                            10.01%

14       Type of Reporting Person (See Instructions)
                  CO

                                  SCHEDULE 13D

CUSIP No. 457985208                                           Page 5 of 13 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.     [ ]
                                                b.     [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization
                 Delaware

                            7             Sole Voting Power
                                                 2,630,625
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       2,630,625
    With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                            2,630,625

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                            10.01%

14       Type of Reporting Person (See Instructions)
                  OO; IA

                                  SCHEDULE 13D

CUSIP No. 457985208                                           Page 6 of 13 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.     [ ]
                                                b.     [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization
                 United States

                            7             Sole Voting Power
                                                 3,325,300
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       3,325,300
    With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                            3,325,300

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13       Percent of Class Represented By Amount in Row (11)
                            12.66%

14       Type of Reporting Person (See Instructions)
                  IA

                                                              Page 7 of 13 Pages


         This Amendment No. 5 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Integra LifeSciences Holdings Corporation (the "Issuer") (f/k/a Integra LifeSciences Corporation). This Amendment No. 5 supplementally amends the initial statement on Schedule 13D, dated April 8, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons. This Amendment No. 5 is being filed by the Reporting Persons to report that, on April 16, 2002, 48,699 shares of Series C Preferred Stock held for the account of QIP were converted into 541,100 Shares, and 5,301 shares of Series C Preferred Stock held for the account of SFM Domestic Investments were converted into 58,900 Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.   Identity and Background.

         This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)       Quantum Industrial Partners LDC ("QIP");

         ii)      QIH Management Investor, L.P. ("QIHMI");

         iii)     QIH Management, Inc. ("QIH Management");

         iv)      Soros Fund Management LLC ("SFM LLC") and

         v)       Mr. George Soros ("Mr. Soros").

         This Statement relates to Shares held for the accounts of QIP and SFM Domestic Investments LLC ("SFM Domestic Investments").

Item 5.   Interest in Securities of the Issuer.

         (a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 2,630,625 Shares (approximately 10.01% of the total number of Shares outstanding).

                  (ii) Mr. Soros may be deemed the beneficial owner of 3,325,300 Shares (approximately 12.66% of the total number of Shares outstanding). This number includes (A) 2,630,625 Shares held for the account of QIP and (B) 694,675 Shares held for the account of SFM Domestic Investments.

         (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP Contract) and Mr. Soros (as a result of his position with SFM LLC) may be deemed to have the sole power to direct the voting and disposition of the 2,630,625 Shares held for the account of QIP.

                                                              Page 8 of 13 Pages


                  (ii) Mr. Soros in his capacity as the sole managing member of SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 694,675 Shares held for the account of SFM Domestic Investments.

         (c) Except for the transactions listed in Annex A hereto, all of which were effected in private transactions directly with the Issuer, been no transactions effected with respect to the Shares since February 22, 2002 (60 days prior to the date hereof) by any of the Reporting Persons.

         (d) (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of QIP in accordance with their ownership interests in QIP.

                  (ii) Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.

(e)      Not applicable.

Item 7.   Material to be filed as Exhibits.

         The Exhibit Index is incorporated herein by reference.

                                                              Page 9 of 13 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 23, 2002                  QUANTUM INDUSTRIAL PARTNERS LDC


                                      By:      /s/ Richard D. Holahan, Jr.
                                               ---------------------------------
                                               Richard D. Holahan, Jr.
                                               Attorney-in-Fact

                                      QIH MANAGEMENT INVESTOR, L.P.

                                      By:      QIH Management, Inc.,
                                               its General Partner

                                               By: /s/ Richard D. Holahan, Jr.
                                                   -----------------------------
                                                   Richard D. Holahan, Jr.
                                                   Vice President

                                      QIH MANAGEMENT, INC.


                                      By: /s/ Richard D. Holahan, Jr.
                                          --------------------------------------
                                          Richard D. Holahan, Jr.
                                          Vice President

                                      SOROS FUND MANAGEMENT LLC

                                      By: /s/ Richard D. Holahan, Jr.
                                          --------------------------------------
                                          Richard D. Holahan, Jr.
                                          Assistant General Counsel

                                      GEORGE SOROS

                                      By: /s/ Richard D. Holahan, Jr.
                                          --------------------------------------
                                          Richard D. Holahan, Jr.
                                          Attorney-in-Fact


                                                                                                   Page 10 of 13 Pages


                                                                ANNEX A

                                               RECENT TRANSACTIONS IN THE SECURITIES OF
                                               INTEGRA LIFESCIENCES HOLDINGS CORPORATION

                                                Date of            Nature of             Number of
For the Account of                            Transaction         Transaction            Securities            Price
------------------                            ------------        -----------           ------------           ------

QIP                                         April 16, 2002         Conversion        541,100 Shares/1/       $9.00/2/

SFM Domestic Investments                    April 16, 2002         Conversion         58,900 Shares/3/       $9.00/2/

















-------------------


/1/      On April 16, 2002, QIP converted 48,699 shares of Series C Convertible Preferred Stock into 541,100 Shares.


/2/      This amount represents the conversion rate.


/3/      On April 16, 2002, SFM Domestic  Investments  converted 5,301 shares of
         Series C Convertible Preferred Stock into 58,900 Shares.

                                                             Page 11 of 13 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

M.   Power of Attorney, dated as of February 13, 2002, granted by
     Quantum  Industrial  Partners LDC in favor of Mr. Armando T.
     Belly, Ms. Jodye Anzalotta,  Ms. Maryann Canfield,  Mr. Sean
     Cullinan,  Mr. Richard D. Holahan,  Jr. and Mr. Robert Soros.............12

N.   Power of Attorney,  dated as of January 15, 2002, granted by
     Mr. George Soros in favor of Mr. Armando T. Belly, Ms. Jodye
     Anzalotta,  Ms. Maryann  Canfield,  Mr. Sean  Cullinan,  Mr.
     Richard    D.     Holahan,     Jr.     and    Mr.     Robert
     Soros....................................................................13

                                                             Page 12 of 13 Pages

                                    EXHIBIT M

                         QUANTUM INDUSTRIAL PARTNERS LDC

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENT, that the undersigned QUANTUM INDUSTRIAL PARTNERS LDC (the "Company"), an exempted limited duration company existing and operating under the laws of the Cayman Islands does, pursuant to a duly appointed resolution of its Managing Director, hereby designate, constitute and appoint:

         ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, SEAN CULLINAN, RICHARD D. HOLAHAN, JR. AND ROBERT SOROS

         acting,  singly  and not  jointly,  as its true and  lawful  agent  and attorney  in  fact  for the  purpose  of  executing  in its  name,  all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act including, without limitation: (a) any acquisition statements on
         Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Forms 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to
         Section 13(f) of the Act.

         Each attorney-in-fact is hereby authorized and empowered to perform all other acts and deeds, which he or she in his or her sole discretion deems necessary or appropriate to carry out to the fullest extent the terms and the intent of the foregoing. All prior acts of each attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

         IN WITNESS WHEREOF, the Company has caused this document to be executed this 13th day of February, 2002.

                                        QUANTUM INDUSTRIAL PARTNERS LDC

                                        /s/ Curacao Corporation Company N.V.
                                        ----------------------------------------
                                        Curacao Corporation Company N.V.
                                          Managing Director

                                                             Page 13 of 13 Pages

                                    EXHIBIT N

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Sean Cullinan, Richard D. Holahan, Jr. and Robert Soros acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts, or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Commodities Exchange Act and the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

         All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

         Execution of this power of attorney revokes that certain Power of Attorney dated as of the 27th day of January 2000 with respect to the same matters addressed above.

         This power of attorney shall be valid from the date hereof until revoked by me.

         IN WITNESS WHEREOF, I have executed this instrument as of the 15th day of January, 2002.

                                             /s/ George Soros
                                             -----------------------------------
                                             GEORGE SOROS